Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 11, 2006

This management’s discussion and analysis (“MD&A”), dated August 11, 2006, focuses upon a review of the activities, results of operations, liquidity and capital resources of Pine Valley Mining Corporation and its consolidated subsidiaries (the “Company”) for the three months ended June 30, 2006. The information in this MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements and the notes thereto for the three months ended June 30, 2006 and the audited consolidated financial statements, notes and MD&A for the year ended March 31, 2006.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies are outlined in Note 2 to the consolidated financial statements of the Company for the year ended March 31, 2006. These accounting policies have been applied consistently for the three months ended June 30, 2006.

Additional information about the Company is available on SEDAR at www.sedar.com and through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and the variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Information about Forward-Looking Statements

This MD&A contains “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, mine development efforts, need for additional capital, market acceptance of the Company’s resource production, and the Company’s production capacity.  Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company’s public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (“SEC”).  In particular, your attention is directed to the “Risk Factors” section in this MD&A and to the Company’s other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this MD&A and in the Company’s other filings, before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company’s management as at the date of this MD&A and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

Description of Business

The Company is a producer and marketer of metallurgical coal.  The Company has been producing low volatile pulverized coal for injection (“PCI”) at its Willow Creek coal property since August 2004 and began mining its coking coal in November 2005.

The Company was originally formed as “Globaltex Industries Inc.” on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (“New Lintex”) and Willow Creek Coal Ltd. (“Willow Creek”), a wholly owned subsidiary of A.L.M. Associates Corp. (“ALM”) under certificate of amalgamation No. 442303. It changed its name to “Pine Valley Mining Corporation” on May 13, 2003. Its shares are listed on the TSX (symbol “PVM”) and OTC Bulletin Board in the United States (symbol “PVMCF”).

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

Overview

The Company’s financial results, balance sheet and key operating statistics are summarized in the table below, which figures are presented in accordance with Canadian GAAP (unaudited).

(Thousands of dollars, except per unit amounts)	Three months ended June 30,
	2006	2005
Statement of operations
Revenues	$20,655	$13,474
Income from operations	$1,464	$450
Net income (loss)	$83	$(1,814)

Basic and diluted income (loss) per share	$-	$(0.03)

Coal statistics – Non GAAP
Coal production (tonnes)	187,302	206,267
Coal sales (tonnes)	196,808	180,307
Average realized US$ coal price (per tonne)	$92.72	$60.74
Average realized CDN$ coal price (per tonne)	$104.95	$74.73

Balance sheet
Total assets	$88,688	$70,139
Total liabilities	$40,227	$42,224
Shareholders’ equity	$48,461	$27,915

Key events for overall discussion in this MD&A for the three months ending June 30, 2006 and to the current date include the following:

•

production and sales to customers;

•

financing activities;

•

development of coking coal product; and

•

changes to management team.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

Developments During the June 30, 2006 Quarter and to the Current Date

Production and sales

The Company realized sales of 147,319 tonnes of PCI product and 49,489 of coking coal at an average sales price for the quarter of $104.95 per tonne (US$92.72). These sales consisted of tonnages carried forward from the previous fiscal year and under 2007 fiscal year contracts. Significant milestones were reached during the current quarter as the one millionth tonne of PCI coal since commencement of operations was shipped in April 2006, and, in June, the Company successfully completed its first commercial shipment of coking coal to a customer in Europe. The total volume of product coal produced during the quarter was 187,302 tonnes.

The Company’s mining operations at the Willow Creek Coal Mine, while overseen by Company management on site, are conducted by a mining contractor, Tercon Construction Ltd. The contractor is responsible for providing the labour and equipment used in connection with the mining operations. The Company is continuing to negotiate the terms of a contract with this contractor and is currently operating under an interim agreement that expires on August 31, 2006. In the event that the Company is unable to reach an agreement with the contractor, its operations would be disrupted, which would have a material adverse effect on its business.

Financing activities

As previously announced, the Company has obtained an extension on its loan from The Rockside Foundation from June 30, 2006 to September 30, 2006 and is currently seeking to obtain additional debt financing, having entered into an engagement letter with an independent financial advisor.

Development of coking coal product

The Company has continued to pursue active prospects for its coking coal product and to date has sent a total of 23 samples to steel mills that are seen as representing high potential future customers. In addition, the Company has continued to receive favourable feedback from potential customers and also positive results from testing performed at CANMET, a highly respected independent coal research and testing laboratory. One of the important measures of the quality of an individual coking coal is the Coke Strength after Reaction (“CSR”). This is an internationally recognized standardized measure of the strength of coke produced from a given coal after reaction with hot gas. The CSR for the main Willow Creek coking coal product, as measured by CANMET, is amongst the highest values for any coals produced in Canada based upon publicly available information.

Changes to Management Team

On July 27 2006, the Board of Directors appointed Mr. Robert Bell as President and CEO of the Company following the previously announced resignation of Mr. Graham Mackenzie. Mr. Mackenzie’s last day as an officer of the Company will be August 11, 2006; he will remain as a Director. Mr. Samuel Yik has also left the Company with effect August 12, 2006 in order to take up a position in another business.

Mr. Bell joined the Company on February 27, 2006 from Luscar Ltd., where he served as Vice President Marketing. Mr. Bell has held a variety of engineering, operations, finance and marketing positions over his 25 years of involvement in the mining industry. He graduated from McGill University with a mining engineering degree and earned a Masters of Business Administration from Queen’s University. He entered the coal industry in 1988 and served two years as Chairman of the Coal Association of Canada in addition to his corporate responsibilities.

On August 1, 2006, the Company appointed Mr. Kobie Koornhof as Vice President, Marketing. Mr. Koornhof brings 30 years of experience in the Canadian and South African coal industries, including 20 years of international marketing. His experience also includes coal exploration, transportation and infrastructure development. He holds Masters degrees in both geology and mineral exploration.

With regard to operations at the Willow Creek mine, Mr. Roy Fougere, previously the Assistant Mine Manager, has been appointed General Manager responsible for all site operations. Mr. Fougere has extensive engineering, project, and operations experience that make him well suited to his new position. He holds a degree in mining engineering and has almost 25 years of relevant experience.

Results of Operations for the Three Months Ended June 30, 2006 compared to the Three Months Ended June 30, 2005

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2006 and other public disclosure documents of the Company.

Revenues

Revenues from coal sales for the quarter ended June 30, 2006 were $20.7 million based upon 196,808 tonnes of PCI and coking coal product shipped to customers (compared to $13.5 million on 180,307 tonnes of PCI product for the three months ended June 30, 2005) representing an increase from the prior period of $7.2 million or approximately 53%. The realized average sales price for the quarter was $104.95 per tonne (US$92.72) compared to $74.73 (US$60.74) for the quarter ended June 30, 2005.

As the Company’s sales agreements are all denominated in U.S. dollars, its reported revenues were negatively affected by the continued strong Canadian dollar compared to the U.S. dollar in the period. The average exchange rate during the three months ended June 30, 2006 was 1.12 compared to 1.24 for the prior year period. The impact of this has the effect of reducing the Company’s realized revenues as reported in the financial statements by approximately $2 million.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

Cost of Operations

Non-GAAP production statistics (unaudited)
(Thousands of dollars, except per unit amounts)	Three months ended June 30,
	2006	2005

Coal sales (tonnes)	196,808	180,307
Product coal produced (tonnes)	187,302	206,267

Mining and transportation costs	$16,830	$11,664
Less: Selling and non-production costs included in mining and transportation	$(666)	$(532)

Mining, transportation and port receiving costs	$16,164	$11,132

Mining, transportation and port receiving cash costs (per tonne)	$82.13	$61.74

Major components of the Company’s cost of operations are as follows:

•

Mining costs related to the movement of rock overburden in order to extract raw coal. A considerable amount of rock must be blasted and removed in order to access coal seams. In addition, the coal mined is transported by truck from the open pit to the plant facilities.

•

Transportation costs associated with rail transportation of the Company’s coal to Neptune Bulk Terminals in North Vancouver and Ridley Terminals in Prince Rupert, related terminal costs and other miscellaneous costs associated with coal handling and quality sampling at the mine site.

•

Fees at the port for receipt of coal and the subsequent loading on to ships, in addition to marketing commissions due to sales agents.

•

Administrative costs related to the maintenance and operation of offices and plant facilities at the Willow Creek mine site.

•

Depletion costs included in cost of operations reflect the expensing of the initial property development costs to operations as the minerals are extracted and sold. Depreciation and amortization costs included in cost of operations reflect depreciation on equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes.

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its average cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, compliance and new product sampling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cash cost per tonne for product sold in the quarter relating to direct costs for mining, processing, transport and port receiving charges (the “production cost”) was $82.13 (compared to $61.74 for the equivalent period in the prior year). To facilitate a better understanding of this measure a reconciliation of this factor to the unaudited consolidated financial statements “mining and transportation costs” for the period ended June 30, 2006 is provided in the table above.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

Total cost of operations for the quarter ended June 30, 2006, was $19.1 million compared to $13 million for the three months ended June 30, 2005. The increase in the production cost is attributable to the following significant factors with regards to the mining and facility operating costs:

•

Average strip ratio relating to product sold during the quarter ended June 30, 2006 was 7.82:1 compared to 7.08:1 for the quarter ended June 30, 2005. The impact of this higher strip ratio amounted to an increased cost per tonne of approximately $5.22 for the June 30, 2006 quarter. This strip ratio is based on saleable coal production and has increased due to lower than expected recoveries achieved in the washplant on fine coal compared to the Company’s Feasibility Study. The Company is currently reviewing coal mining and washing methods as well as handling procedures in order to implement improvements and revised methods so as to bring the recoveries into line with previously anticipated recovery rates as per the Feasibility Study.

•

The Company’s mining contractor (Tercon Construction Ltd.) has, during the period since mining commenced, revised coal and waste mining rates. These revised rates contributed to an increase of approximately $9.37 per tonne for coal sold in the quarter ended June 30, 2006 compared to the equivalent prior period. The increased rates charged by Tercon are directly affected by the mining strip ratios and the amount charged is reflective of the prevailing strip ratios at a point in time. The increase represents an overall rate increase of approximately $1.20 per bank cubic metre of waste mined.

•

Approximately $2.20 per tonne relates to increased costs as a result of the Company operating both a raw coal crushing and handling facility and a washplant during the quarter ended June 30, 2006 compared to the three months ended June 30, 2005. The crushing and handling facility was completed in February 2005 and the washplant in December 2005.

•

The Company continued to incur the cost of fuel surcharges which reflect the continued high commodity cost of oil in world markets. These surcharges relate to both rail and services provided by the Company’s mining contractor. The total fuel surcharge costs in the three months ended June 30, 2006 amounted to $4.65 per tonne of product coal sold compared to $2.93 per tonne for the quarter ended June 30, 2005. These fuel surcharge costs are included in the Company’s production cost per tonne.

Selling costs for the quarter totaled $4.40 per tonne ($3.97 for the quarter ended June 30, 2005). These costs include selling commissions, port charges relating to vessel loading and costs associated with coal sampling. Selling costs were higher on a per tonne basis compared to the prior year period primarily as a result of comparatively higher commission costs based on the higher average sales price realized.

Administrative costs for the three months ended June 30, 2006 include a claim lodged with the Company’s rail provider for coal lost in transit to the port by way of a derailment. The total claimed is $0.2 million and has been treated, net of production costs for the coal, as an offset to expenditures being in the nature of an insurance claim. Administrative/amortization costs totaled a combined $11.07 per tonne, excluding the impact of the rail insurance claim. ($6.06 for the three months ended June 30, 2005).The increase in administrative/amortization per tonne costs relates to the increased charges for depreciation of plant and equipment given the operation of the washplant since December 2005.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

Other Expenses

General and administrative expenses not directly related to mining operations at the Willow Creek mine totaled $1.1 million for the quarter ended June 30, 2006. This represents a decrease of $0.28 million from the three months ended June 30, 2005. This overall decrease is described in further detail below.

Salaries and stock-based compensation for the quarter ended June 30, 2006 decreased by $0.25 million compared to the three months ended June 30, 2005. Stock-based compensation expense, included in the total expense, decreased by $0.35 million for the quarter compared to the prior period. This decrease resulted from the valuation calculated using the Black-Scholes method for options granted on March 21, 2006. The assumptions used in the calculation are described in Note 10 to the unaudited consolidated financial statements at June 30, 2006.

Actual salary expense increased by $0.1 million for the three months to June 30, 2006 compared to June 30, 2005 as a result of the Company’s continuing to build its capabilities through the addition of new personnel.

Office and general expenses increased from $0.1 million for the quarter ended June 30, 2005 to $0.2 million for the three months ended June 30, 2006. The increased expenditures are reflective of the increased volume of activity at the Company and specific additional areas are insurance coverage (primarily Directors and Officers liability and property insurance for the mine infrastructure).

Professional fees decreased for the quarter from $0.2 million (June 30, 2005) to $0.1 million (June 30, 2006). This decrease arose as the Company, in the prior year period, was engaged in many activities requiring the services of legal counsel (such as refinancing, negotiation of contracts relating to the operations at the Willow Creek Mine and also general consultation on corporate legal matters). There were fewer such activities during the current quarter.

Interest and financing costs decreased from $0.6 million for the quarter ended June 30, 2005 to $0.4 million for the period ended June 30, 2006. This arose as a result of the lower levels of debt carried by the Company following the repayment of term loans to Mitsui Matsushima and Marubeni Corporation in the year ended March 31, 2006.

The Company recorded a gain on foreign exchange of $0.1 million for quarter ended June 30, 2006 (loss of $0.8 million for the quarter ended June 30, 2005). As the Company’s debt consists primarily of US dollar loans, the weakening of the US dollar relative to the Canadian dollar has resulted in an unrealized exchange gain to the Company. During the quarter ended June 30, 2006, the US to Canadian dollar exchange rate moved from 1.16 to 1.12, while the prior year period ended June 30, 2005 saw the exchange rate move from 1.21 to 1.23.

The Company has recognized a future income tax expense of $46,000 for the quarter ended June 30, 2006 (June 30, 2005 – recovery of $439,000). The Company has also recognized a mining tax expense of $23,000 relating to British Columbia Mineral Taxes for mining activities at the Willow Creek mine. The Company has based these amounts on estimates with regard to the marginal tax rate at which it expects to pay taxes for the 2007 fiscal year. These estimates are subject to a variety of factors that could impact the exact marginal rate at which the Company is taxable, including, but not limited to, its ability to sustain profitable operations, the availability of its income tax loss carryforwards and other tax assets.

Net Income (Loss)

As a result of the foregoing, the Company realized consolidated net income for the quarter ended June 30, 2006 of $83,000 (or $0.00 per share) as compared to a net loss of $1.8 million (or $0.03 per share) for the quarter ended June 30, 2005.

Selected Quarterly Information (unaudited)

	Quarter ended June 30, 2006	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004
Total Revenues (millions)	$20.655	$18.216	$7.811	$19.957	$13.474	$7.223	$9.189	$3.264
Production (tonnes)	187,302	131,029	134,407	202,919	206,267	153,533	137,316	86,250
Sales (tonnes)	196,808	154,997	66,307	199,564	180,307	97,402	146,203	46,076
Average U.S. $ price per tonne	$92.72	$101.40	$101.55	$82.78	$60.42	$60.32	$51.97	$55.55
Average CAD$ price per tonne	$104.95	$117.52	$117.80	$100.00	$74.73	$74.15	$62.85	$70.83
EBITDA (millions) (1)	$2.296	$2.159	$0.808	$5.219	$0.634	($0.738)	$0.915	$0.449
Net Income (Loss) (millions)	$0.083	($0.674)	($0.579)	$3.675	($1.814)	($2.342)	$1.664	$0.756
Basic and diluted net (loss) income per Share	$ -	($0.01)	($0.01)	$0.05	($0.03)	($0.03)	$0.03	$0.01
Cost of production	$82.13	$86.62	$79.31	$61.72	$61.74	$53.21 (2)	$53.21 (2)	$53.21 (2)

(1) The Company discloses EBITDA, which is a non-GAAP measure, in order to provide an indication of revenue less cash operating expenses. This is considered to be an important factor in evaluating the overall performance of the Company and is related to the impact of the cash costs of production. EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and is, therefore, unlikely to be comparable with similar measures presented by other issuers. The Company calculates EBITDA taking into account the following factors: depreciation, depletion and amortization, stock-based compensation, interest/financing charges, foreign exchange gains or losses and taxes.

(2) Mining operations commenced in July 2004 and the first product sold was in September 2004. Management considers that, in order to more accurately reflect the production cost (as defined above in this MD&A), the average for the period is more appropriate as a measure.

The Company previously indicated that sales for the quarter ending June 30, 2006 were anticipated to be 180,000 tonnes, reduced from an original forecast of 300,000 tonnes. Actual sales for the period were 196,808 tonnes. The lack of coal availability (and the lower than anticipated production volumes) arose as a result of major equipment failures at the Willow Creek mine such that the Company was not able to meet budgeted production targets. The Company has been discussing this situation with its mining contractor and plans are being developed to compensate for the low production with additional equipment being brought to the Willow Creek mine. Additionally, there was a partial derailment of one of the trains en route to port which further restricted availability of product causing customers to defer their orders.

Liquidity, Financial Condition and Capital Resources

As at June 30, 2006, the Company had cash of $5.1 million and a working capital deficiency of $10.5 million compared to cash and a working capital deficiency of $0.8 million and $11.8 million at March 31, 2006 respectively.  This deficit reflects the classification on the entire $20.3 million of the Company’s indebtedness as a current liability at June 30, 2006. The Company’s outstanding indebtedness consists primarily of borrowings from Royal Bank Asset Based Finance, a Division of Royal Bank of Canada (“Royal Bank” or “Bank”) and The Rockside Foundation (“Rockside”) used to fund capital expenditures, general and administrative expenses, and working capital for the Willow Creek Coal Mine. The Company’s cash balance was higher than normal at June 30, 2006 as, under its arrangements with the Bank, cash draws on the operating line are made on a Friday, being the same day as the current period end for financial reporting purposes. Accordingly, the Company drew funds on June 30, 2006 in order to pay suppliers the following week.

On June 15, 2006, the Company’s loan from Rockside was amended such that the terms of repayment were extended from June 30, 2006 to September 30, 2006. In addition, the Company retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

There can be no assurance that alternate financing, or any additional debt or equity financing that the Company may require in future periods, will be available in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

To date, while the Company has overall realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, it will have to continue its reliance upon equity issuances and debt to fund operations.

The Company realized cash inflows from operating activities of $1.3 million for the quarter ended June 30, 2006 compared to $1 million for the quarter ended June 30, 2005. Financing activities provided net cash inflows of $4.3 million for the period. Net additional loan receipts of $4.85 million were drawn on the Royal Bank operating line during the quarter ended June 30, 2006 such that the total balance outstanding on the line was $10.5 million (out of a total facility of $20 million). At June 30, 2006, the Company had additional room on the operating line under its borrowing base calculation to draw an additional $2.5 million.

For the quarter ended June 30, 2006, the Company incurred cash expenditures of $1.4 million on investing activities, of which $0.6 million related to payment of outstanding accounts payable relating to construction in the year ended March 31, 2006. Property, plant and equipment additions incurred in the quarter ended June 30, 2006 amounted to $0.8 million.

The result of these cash flows was an increase in cash for the quarter ended June 30, 2006 of $4.3 million, after incorporating the effect of the foreign exchange rate on cash.

Outlook

The Company’s financial results are highly dependent upon factors including supply and demand in both the steel and metallurgical coal markets, coal prices, production and sales volumes, the U.S./Canadian dollar exchange rate and production costs (including strip ratios).

Sales and Marketing Initiatives

Sales of the Company’s coal products are generally made under long-term contracts for which annual prices are negotiated and settled. Typically, these settlements are made in advance of the commencement of the coal year on April 1. While trial sales to new customers are generally made under short term agreements, successful trials often lead to longer term contract discussions. The market outlook has been and continues to be affected by the steel mills generally overbuying coal during the fiscal year ending March 31, 2006 in anticipation of supply disruptions experienced in prior years. However, there were no significant supply disruptions during that year. Furthermore, some steel mills decreased their production for a period during the year ended March 31, 2006 in response to an apparent development of steel over-supply. As a result of these factors, steel mills, late in the 2005 calendar year, were reporting higher-than-normal coal inventories such that they could no longer accept new deliveries of coal.

In light of these circumstances, reported coal settlements for the 2006 coal year have indicated that the contracted price for low-volatile PCI coal is in the mid to high US$60/tonne range while coking coal settlements have been noted in the range of US$90 - 115 depending upon the individual specifications for the coking coal. The Company’s pricing settlements to date have been consistent with these ranges. In addition, there have been a small number of market settlements announced for Canadian coal during recent months and these continue to fall within the above-noted range. The price differential between coking coal and PCI is much wider than is traditionally the case and the Company expects that this will increase PCI coal demand from steel mills where the blast furnace can accept more such coal in the mix. Accordingly, the Company currently anticipates that the long-term pricing for PCI will be relatively stronger than the current year and that the price gap between our PCI and coking coal products will narrow as a result.  The fundamentals of the steel business remain positive over the longer term with growing demand for the product and new steel making and coke making capacity being developed by a number of large steel companies.

The Company has evaluated these market conditions and revised its production plans accordingly such that it intends to realize sales of approximately 650,000 tonnes of PCI and 350,000 tonnes of coking coal product in the fiscal year ending March 31, 2007. At present, the Company has commitments from customers for approximately 900,000 metric tonnes of PCI and coking coal at an average sales price of approximately US$82 per tonne. This includes carryover tonnage from the fiscal year ended March 31, 2006.

The Company continues to place increased focus on its coking coal product. A total of 23 steel mills have received the coking coal samples and are performing their own internal analysis and quality evaluation.  The Company also sent samples to CANMET, a highly respected independent research and testing laboratory, to conduct coking tests on the same product.  One of the important measures of the quality of an individual coking coal is the Coke Strength after Reaction (“CSR”). This is an internationally recognized standardized measure of the strength of coke produced from a given coal after reaction with hot gas. The CSR for the main Willow Creek coking coal product, as measured by CANMET, is amongst the highest values for any coals produced in Canada based upon publicly available information.  The Company continues to pursue negotiations with steel producers to enter into agreements for trial cargos and contracts for the coking coal for the upcoming fiscal year. Typically in the industry, steel mills will reserve a portion of their total estimated coking coal needs for the year to allow new products to be tested.  For this reason and based on the high quality of the product, management believes that total sales, including carryover, will exceed 1 million tonnes in fiscal 2007 year.  Management is also confident that coking coal trial shipments in the current fiscal year will support higher coking coal sales from Fiscal Year 2008 onwards.

In early June 2006, the Company successfully completed its first commercial coking coal shipment from the Willow Creek mine, loading approximately 50,000 tonnes of coking coal for a European customer.

Production and Reserves

The Company experienced higher operating costs during the second half of the fiscal year ended March 31, 2006 due to the strip ratio of approximately 8.4:1. Based upon current information, the strip ratio for the current fiscal year ending March 31, 2007 is estimated to be 6:1 (on a raw coal basis) or 7.5:1 on a product basis, which should result in reduced mining costs for the Willow Creek Mine. The strip ratio will fluctuate from period to period within the fiscal year depending on the current status of mining activities. It is further anticipated that strip ratios will continue to decrease over the life of the mine.

The Company’s current contract with its mining contractor expires on August 31, 2006 and both parties are currently in the process of negotiating a contract. In the event that the Company is unable to reach an agreement with the contractor to provide services, its operations would be disrupted, which would have a material adverse effect on its business and production plans.

The Company had previously announced plans to produce approximately 1.2 million tonnes of coal in its 2007 fiscal year in order to meet its anticipated sales targets and also to ensure that a sufficient volume of coal is on hand and available at the ports as the Company enters the new fiscal year beginning April 1, 2007. The Company is currently discussing its mine plans with its mining contractor due to the recent shortfall in waste mining rates. As a result of the mining shortfalls to date in the current fiscal year, the Company now anticipates that production for the year will approximate its target sales total for the year. The Company believes that the current production plans, and the inventory on hand at April 1, 2006, are sufficient to meet the planned shipments to customers for the 2007 fiscal year.

A permit amendment application was filed with British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per calendar year to 2.2 million tonnes per calendar year.  The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area of mining, known as the mine “footprint.” While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information requested has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste, and drainage and water monitoring. Several items requested by the regulators necessitate the passing of a certain amount of time so that the results can be analyzed fully. The Company filed all required information with the regulators during March 2006.

As disclosed in Note 1 to the unaudited consolidated financial statements for the three months ended June 30, 2006, the Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional debt or equity capital through sales of its common stock and the Company’s ability to sustain profitable operations.

Changes in Accounting Policies including Initial Adoption

No new accounting policies were adopted by the Company in the three months ended June 30, 2006.

Risk Factors

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s MD&A for its March 31, 2006 year end and its Form 20-F dated June 21, 2006, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com) (as the Company’s Annual Information Form) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov/edgar.shtml). The risks below and as described in our Form 20-F and other Canadian and U.S. filings are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

Ability to Continue Operations as a Going Concern

Note 1 to the Company’s unaudited consolidated financial statements for the three months ended June 30, 2006, discloses that the financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.  Note 1 also points out that the Company has a working capital deficiency of $10.5 million as of June 30, 2006, and notes that the Company’s continued existence is dependent on the ability to obtain additional loan financing, the raising of additional equity capital and the Company’s ability to sustain profitable operations.

History of Substantial Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $18.8 million through June 30, 2006.  The Company commenced commercial operations during the March 31, 2005 fiscal year and while income of $0.08 million was realized during the three months ended June 30, 2006 ($0.6 million for the year ended March 31, 2006), there can be no assurance that the Company will be able to operate profitably during future periods.

The Company’s Mining Operations are Dependent on Third-Party Contractor

While the Company’s management provides oversight to its mining operations, those operations are conducted by a third-party contractor responsible for providing the labor and equipment used in connection with those operations.  The current agreement with the Contractor expires on August 31, 2006. The Company is currently negotiating the terms of a contract with this contractor.  In the event that the Company is unable to reach an agreement with the contractor to provide services, its operations would be disrupted, which would have a material adverse effect on its business.

The Company has also experienced performance issues with the Contractor due to equipment failures such that mining activities in the first Quarter of fiscal 2007 were inadequate in order to meet the Company’s shipping schedule to customers. Despite the mobilization of additional equipment, there can be no guarantees that the Contractor will be able to make up these deficiencies and future equipment failures could have a material adverse effect on the Company’s business.

Substantial Capital, Exploration and Development Expenditures are Required at the Company’s Properties and May Exceed Company Estimates

While the Willow Creek Coal Mine began producing coal in August 2004, the Company continues to engage in exploration and development activities at its properties, and expects to incur significant additional expenditures in connection with those activities.   The Company initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits.  The budget assigned to the initial phase of the drill program was $2.75 million and as of March 31, 2006, $2.72 million had been incurred. An additional $1 million has been expended on the property to obtain background information that will be required for future permit applications, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

Final drilling was completed in early November 2005 and the Company has engaged an independent consultant to complete more detailed reserves definition for Pine Pass and a mine plan. The Company will also be required to perform extensive environmental analysis and apply for a mine permit prior to production commencing. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production. The amount of capital expenditures required will vary according to the conclusions of the Technical Report but could be substantial should the Company determine that further development of reserves at its Pine Pass property, located approximately 12 kilometers by road from the Company’s processing and rail loading facilities at the Willow Creek Coal Mine, is merited.

The Company has completed the commissioning of the equipment constructed and installed at the Willow Creek Coal Mine, consisting of a raw coal crushing and handling facility and a washplant.  In addition, the Company plans to work on the Crassier Creek and Fisher Creek deposits, both of which lie less than 12 kilometers by road from Pine Valley's coal processing and rail loading facilities.  The Company does not have any plans in the immediate future with respect to the Falling Creek deposits.

Historically, the cost of the Company’s development activities have substantially exceeded initial estimates, and the Company anticipates that actual development costs may continue to vary substantially from initial estimates.  Initial estimates are generally based on consultants’ reports or internally prepared projections.  Greater certainty on development cost information will arise only after the Company settles contracts and makes further mine development progress.  Factors such as general economic and market conditions, competitive factors, and exchange rate fluctuations will impact the Company’s project costs.

The Company May Need Additional Financing and There is No Assurance that Financing will be Available

The Company had a working capital deficiency at June 30, 2006 of $10.5 million.  The Company continues to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements.  In addition, the Company’s ability to make capital expenditures in connection with acquisitions, new mine development and major mine expansions will depend upon its ability to raise debt financing and/or issue new securities.  The Company’s ability to raise additional debt financing is restricted as it has secured all of its assets under the provisions of its current debt obligations with The Rockside Foundation (“Rockside”) and Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank”).

On June 15, 2006, the Company’s facility with Rockside was amended such that the terms of repayment were extended from June 30, 2006 to September 30, 2006. In addition, the Company has retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

There can be no assurance that the current financing arrangements will be sufficient to meet the future demands and requirements of the Company or that debt or equity financing will be available to the Company in the amount required at any particular time or for any particular period or, if available, that such financing can be obtained on terms satisfactory to the Company.  The Company’s inability to obtain financing when needed could have a material adverse effect on its results of operations and financial condition.

The Company’s availability under its operating line facility is based upon many factors, including but not limited to, the advance rate from Royal Bank, the amounts in accounts receivable, production volumes and shipping plans. Should there be a change to any of these items, many of which are beyond the control of the Company, there could be a material adverse effect on the amount available to the Company which could effect its results of operations and financial condition.

Restrictions Imposed under Debt Agreements and Debt Service and Other Requirements

As of June 30, 2006, the Company had total principal amounts owing on debt of $20.3 million, all of which has been classified as a current liability for financial reporting purposes.  The Company’s existing debt agreements impose substantial interest payment and amortization requirements on it. The Company’s ability to meet its debt service obligations and to reduce its indebtedness will depend upon its future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.  If the Company becomes unable to pay its debt service charges or otherwise commits an event of default as defined in its debt agreements, the Company’s lenders may foreclose on or sell the assets of the Company. The agreements governing the Company’s existing indebtedness also contain covenants limiting its ability to borrow additional funds, to pay dividends or any other cash contributions to shareholders, to dispose of assets and may affect the Company’s flexibility in planning for, and reacting to, changes in the business, including possible acquisition activities.

Coal Price and Volume Volatility May Adversely Affect the Company’s Profitability

The Company’s ability to generate profits is directly related to the volume and price of coal sold. Coal demand and price are determined by numerous factors beyond the control of the Company including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions.  The Company’s dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions, which is beyond the control of the Company.  The effect of any or all of these factors on coal prices or volumes is impossible for the Company to predict. If realized coal prices fall below the full cost of production and remain at such level for any sustained period, then the Company will experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

The Company’s Sales Depend on Reliable Rail and Ship Transportation of its Coal

The Company’s sales depend on rail and ship transportation. The Willow Creek Coal Mine is serviced by a single rail carrier.  Coal is loaded into seagoing vessels at Neptune Bulk Terminals (Canada) Ltd., in North Vancouver, British Columbia and at Ridley Terminals Inc. in Prince Rupert, British Columbia.

The Company has, in the past, experienced delays in rail service due to capacity problems experienced by the rail provider. These delays were most noticeable during the fourth quarter of fiscal 2005. Accordingly, the Company maintains an active dialogue with the rail carrier in order to plan for delivery of coal to the port. Service interruption by the rail carrier or port facility may result in lost sales and adversely affect customer relationships.  Significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production at the Company’s operations above realized coal prices.  To the extent such increases are sustained, the Company could experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be.  The Company has sought to mitigate transportation risks by entering into long-term contracts for rail and port services.

The Company’s Mining Operations Involve Substantial Risks

The Company’s mining operations are subject to conditions beyond its control which can affect the cost of mining. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pit wall slides, pit flooding and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions.  Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Insurance Coverage May Be Unavailable or Inadequate to Cover Potential Claims

Although the Company maintains insurance within ranges of coverage consistent with industry practice, no assurance can be given that such insurance will be available at economically feasible premiums or that it will be sufficient to fully cover any claims brought forward.  Insurance against environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to its competitors within the mining industry. To the extent that the Company is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to the Company.  Should the Company be unable to fully fund the cost of remedying an environmental problem, it may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

The Company’s Operating Results May Fluctuate as a Result of Many Factors, Some of Which are Beyond the Company’s Control

The Company’s mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials, and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at the Willow Creek Coal Mine would significantly reduce our revenues and profitability. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.

Competition is Intense and Likely to Increase

The coal mining industry is highly competitive. Competition in the industry is based on price, quality and long-term deliverability to end-user markets.  Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. These larger companies have substantially greater financial resources than the Company.  In addition, certain coal producers benefit from higher quality coal deposits than those found on the Company’s lands, and some producers benefit from more favorable geographic locations, climatic conditions and lower operating and regulatory compliance costs than the costs incurred by the Company.  The higher prices for metallurgical coal experienced during recent periods are likely to encourage further exploration and development activities, which are likely to result in increased competition in the market for metallurgical coal.  There can be no assurance that the Company will be able to compete effectively with other suppliers or that the need to respond to competitive pricing pressures will not have a material adverse effect on the Company’s results of operation and financial condition.

The Company’s Business is Dependent on the Steel Industry

Continued demand for the Company’s coal is a function of worldwide economic growth and steel production.  The steel industry is highly cyclical in nature and demand is affected by a number of factors including international economic conditions and interest rates. The cyclical nature of the steel industry can result in dramatic fluctuations in the demand for metallurgical coal.  For example, the 1997-1999 economic crisis in Asia resulted in steel demand significantly weakening which, when combined with an oversupply of coal in world markets, led to a decline in coal prices. Benchmark Japanese export metallurgical coal prices declined by approximately 27% from 1996 to 2000.  In addition, materials such as aluminum, composites and plastics are substitutes for steel and an increase in their usage could adversely affect the demand for steel, and consequently, the demand for metallurgical coal.

Reliance on Long-Term Contracts Providing for Annual Pricing Adjustments

During fiscal 2007, approximately 50% of the Company’s anticipated annual coal sales is expected to be sold pursuant to long-term contracts providing for annual upward or downward revision to reflect changes in specified price indices.  The prices for coal shipped under these contracts may be below the current market price for similar type coal at any given time. As a consequence of the substantial volume of sales subject to these long-term agreements, the Company may have less coal available with which to capitalize on increases in coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, the Company’s ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or its exposure to market-based pricing may be increased should customers elect to purchase fewer tonnes.  The loss of certain of its long-term contracts could have a material adverse affect on the Company’s business.

Sales under Contracts of Short-Term Duration

During fiscal 2007, approximately 50% of the Company’s anticipated annual coal sales will be sold under contracts of one-year duration or for single shipments. These contracted sales tonnages may not be renegotiated for future years. The loss of customers could have a material adverse affect on the Company’s business.

Achievement of Forecasted Production Levels is Contingent on Permitting

Authorization from governmental authorities will be required before the Company will be permitted to increase its production volume to a level greater than 0.9 million tonnes per year.  Management filed a permit amendment application with provincial government regulators in March 2005 requesting an increase in the permitted production level from the current 0.9 million tonnes per year to approximately 2.2 million tonnes per year, which increase will accommodate the forecasted production increases.  While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste and drainage and water monitoring. The Company filed all required information with the regulators during March 2006. However, there can be no assurance that the requested permit amendment will be granted in a timely manner if at all.

There can be No Assurance Concerning the Accuracy of Estimates of Reserves

The coal reserves have been estimated by the Company’s technical personnel in consultation with the Company’s outside consultants.  No assurance can be given that the indicated level of recovery of the coal will be realized. The location and definition of coal reserves can only be done on the basis of estimation.  Coal quality and recovery parameters can vary from estimates.  Market price fluctuations for coal as well as increased production costs or reduced recovery rates may render a portion or all of the reserves uneconomic and may ultimately result in a restatement of reserves.  Short-term operating factors relating to the coal reserves, such as the need for sequential development of coal bodies, varying stripping ratios and the processing of new or different coal qualities, may adversely affect the Company’s profitability in any particular accounting period.

The Company is Exposed to Risks Resulting from Fluctuations in Exchange Rates

The Company’s coal sales contracts are denominated in United States dollars. The fluctuation of the exchange rate value of the Canadian and United States dollars directly impacts the revenue realized on these sales. The relative exchange rate fluctuation between the Canadian dollar and the currencies of the Company’s international competitors impacts the ability of the Company’s coal products to compete in foreign markets.

Future Growth Depends on the Company’s Ability to Capitalize on Development Opportunities

The Company’s ability to grow in the future will be dependent on the acquisition and development of presently undeveloped coal properties and mine operations.  The inability of the Company to make and develop such acquisitions in the future, due to lack of capital resources, competition from other coal companies, government restrictions or the lack of suitable acquisition candidates, could limit the Company’s future growth.

The Company is Subject to Risks Associated with Labour Disputes

Many of the Company’s service providers, including its mining contractor, rail carrier and port facility are unionized. Strikes or lockouts could restrict the Company’s ability to produce and sell coal to its customers.

Changes in Legislation may Adversely Affect the Company’s Business

There can be no assurance that income tax laws, royalty regulations and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects the Company.  Likewise, there can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining industry in other coal producing countries will not change to favor our competitors leading to reduced international coal prices and coal demand from the Company.

Changes in Government Regulation and Taxation of the Mining Industry May Adversely Affect the Company

The Company’s lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining and exploration of mineral properties, but also the possible affects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of the Company’s properties, the extent of which cannot be predicted.  In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  The Company has based its business planning, as it relates to income tax matters, upon current income tax legislation.  At this time it is not possible to predict if, or when, changes may be made, but there is potential for effective income tax rates to vary from those presently incurred.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

Compliance with Environmental Laws and Regulations Imposes Significant Obligations on the Company

The Company may be required to make increased capital and other expenditures as a result of increasingly stringent environmental protection legislation, which expenditures are in addition to currently projected reclamation costs.  Future legislation and administrative regulations may result in the Company being more closely regulated.  Such legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in equipment and operating costs to the Company and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

The Company does not Intend to Pay Dividends for the Foreseeable Future

The Company has never paid dividends on its common shares and does not anticipate paying any dividends on its common shares in the foreseeable future.  The declaration and payment of dividends is subject to the discretion of the Company’s Board of Directors.  Any determination as to the payment of dividends in the future will depend upon results of our operations, capital requirements, and restrictions in loan agreements, and such other factors as the Board of Directors may deem relevant.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of June 30, 2006, the Company had share purchase options outstanding allowing the holders of these options to purchase 3,100,000 common shares and share purchase warrants outstanding allowing the holders to purchase 2,777,500 common shares.  Directors and officers of the Company hold 2,520,000 of these share purchase options. An additional 580,000 share purchase options are held by employees of the Company.  None of the share purchase warrants are held by Directors and officers. Given the fact that as of June 30, 2006 there were 75,732,878 common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.

Future Equity Financings May Subject Shareholders to Substantial Dilution

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods.  In addition, the Company has issued equity securities to The Rockside Foundation in connection with its provision of debt financing to the Company and may in the future agree to issue equity securities or securities convertible into or exchangeable or exercisable for equity securities to its lenders in connection with the terms of various financings.   Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further dilution to existing shareholders and could depress the price of the Company’s shares.

No Independent Title Reports or Title Insurance on Coal Leases, Licenses and other Properties

While the Company has reviewed and is satisfied with the titles for the properties in which it has a material interest and, to the best of its knowledge, such titles are in good standing, the Company has not obtained independent title reports or title insurance on its coal leases, coal licenses, nor on any other properties in which it has an interest.  Such property interests may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  There is no guarantee that title to such property interests will not be challenged or impugned.

Uncertainties Regarding Aboriginal Land Claims May Adversely Affect the Company’s Coal Tenures

In December 1997, the Supreme Court of Canada affirmed that aboriginal groups may continue to have aboriginal title to lands that their ancestors exclusively occupied and controlled at the time of the assertion of British sovereignty.  First Nations and aboriginal bands have claimed aboriginal title and rights over substantial areas of Canada, including areas where the Company operates under coal tenures issued by the provincial government.  Depending on the facts of each case, these claims may give them a right to possess and control land or resources, or a right to compensation from the provincial government in relation to past or current infringement.  The December 1997 decision of the Court created uncertainty with respect to third-party interests, including coal tenures, in lands claimed by aboriginal groups.  The Court dealt generally with the nature of aboriginal title and what was needed in order to prove aboriginal title.  It did not recognize aboriginal title to any particular lands, and did not address how aboriginal title is to be reconciled with property and tenure rights previously granted by the provincial government.  The Court confirmed that aboriginal title is not absolute and may be infringed by the provincial government for substantial legislative purposes.  In British Columbia, many First Nations are participating in treaty negotiations with the federal and provincial governments in an effort to resolve uncertainty about aboriginal rights and title and to identify new authorities and treaty lands to be held by those First Nations.  There can be no assurance that aboriginal land claims will not affect the Company’s existing coal tenures in the future, or its ability to renew or secure other coal tenures in the future.

The Company Depends on a Small Number of Major Customers

Sales to six customers accounted for all of the Company’s net sales during the three months ended June 30, 2006 (see Note 11 to the unaudited consolidated financial statements).  Although we expect that the relative percentage of net sales to each of our customers will change each year, we expect that, in the foreseeable future, we will be dependent on a small number of major customers during each fiscal year.  The loss of any one of these major customers could have a material adverse effect on our business, results of operations and financial condition.

The Company Depends on a Small Number of Key Personnel

The Company’s performance depends to a significant extent on the abilities and continued participation of its Board of Directors and management personnel.  The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition if a suitable replacement or replacements could not be promptly found. The Company does not carry any key person insurance.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

The Company’s Mining Operations Require Skilled Personnel, Whose Services are in High Demand

The Company’s mining operations require individuals with a high degree of technical or professional skills, such as engineers, trades people and equipment operators.  Our operations compete with those of other coal mines, as well as other local industries, such as oil and gas or forest products, for these skilled workers.   Demand for skilled personnel in the coal mining industry has increased in recent years.  In the future, if we are unable to find an adequate supply of skilled workers, a decrease in productivity or an increase in costs will result which would have an adverse effect on our results of operations and our financial condition.

The Company’s Operating Expenses Could Increase Significantly if Utilities, Fuel or Materials and Equipment Prices Increase

The Company is a significant consumer of electricity, fuels and other materials and equipment. Our mining equipment and processing plant are powered by electricity that we have to purchase from outside sources.  These prices are subject to change and have increased in recent months.  Similarly, recent fluctuations in crude oil and natural gas prices have affected our costs of diesel fuel and natural gas.  In addition, because of increased activity within the industry, shortages of certain replacement parts used in mining equipment have been experienced in recent months.  The Company’s contracts with its customers provide for annual fixed prices that are not subject to adjustment to reflect increases in operating expenses.  Accordingly, increases in prices for electricity, fuel and equipment could adversely affect our profitability.

Two Affiliated Investors are in a Position to Exert Significant Influence over the Company’s Activities and Policies

Mark T. Smith, a Director of the Company, owns approximately 16% of its outstanding common shares as of June 30, 2006, and The R. Templeton Smith Foundation, for which Mr. Smith serves as a trustee, owns approximately 7% of such shares.  As a result, Mr. Smith and The R. Templeton Smith Foundation are in a position to exert significant influence over our activities and policies, including elections of Directors and other matters submitted to our shareholders for approval.  In addition to the foregoing, the Company’s Chairman, Jeffrey M. Fehn, also serves as an officer of Oakwood Laboratories, LLC, a company controlled by Mr. Smith and members of his family.

Transactions with Related Parties

To the knowledge of the Company, Rockside owns 15.96% of the Company as of the date of this report and is a related party to the Company, as such term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2006

Other Information

The Company has not entered into any off-balance sheet arrangements at this time.

As at August 11, 2006, the Company had the following securities issued and outstanding:

Common shares	75,732,878
Share purchase options	3,100,000	exercisable between $0.90 - $5.31 per share.
Share purchase warrants	2,777,500	exercisable between $3.50 - $6.25 per share.

Directors and Officers

Jeffrey M. Fehn

Director, Chairman of the Board

Graham Mackenzie

Director, Officer at large (to August 11, 2006)

Mark T.  Smith

Director

Clay Gillespie

Director

Gordon Fretwell

Director

Robert Armstrong

Director

Scott Brown

Director

Robert Bell

Director, President and Chief Executive Officer

Martin Rip

Vice President Finance, Chief Financial Officer and Secretary

Sam Yik

Corporate Vice President (to August 11, 2006)

Kobie Koornhof

Vice President, Marketing

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the three months ended June 30, 2006, and have concluded that such disclosure controls and procedures are operating effectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information regarding the Company and its business operations, including the Company’s annual report for the year ended March 31, 2006, is available on SEDAR company profile at www.sedar.com and is also available on the Company’s website at www.pinevalleycoal.com.